Exhibit 1.01

Conflict Minerals Report

Otter Tail Corporation

For the Year Ended December 31, 2015

Introduction

This report for the year ended December 31, 2015 is made by Otter Tail Corporation (the Company) in compliance with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (3TG). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not the trading in those minerals benefits armed groups.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Democratic Republic of the Congo (DRC) or an adjoining country (the Covered Countries), or a registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the source and chain of custody of those conflict minerals. The registrant must annually submit a specialized disclosure (Form SD) and Conflict Minerals Report (CMR) to the SEC that includes a description of those due diligence measures.

The Company has subsidiary companies operating on two platforms, electric and manufacturing. The Company’s electric utility subsidiary operates in three states serving over 400 communities. The Company’s subsidiary companies in its manufacturing platform provide metal fabrication services, thermoformed and extruded plastic products as well as polyvinyl chloride (PVC) pipe manufacturing. Of the products produced by the Company, conflict minerals, particularly tin, is necessary to the functionality or production of PVC pipe. The Company’s two PVC pipe companies have two suppliers which supply them with the product containing tin.

Management Systems

The Company is in the process of developing a conflict minerals policy which will establish and communicate conflict minerals goals that are reasonable and achievable. The goal is to form the expectation that the Company will hold itself and its supply chain accountable. Based on the Company’s limited use of conflict minerals and the prior Reasonable Country of Origin Inquiries, the Company has relied on its guiding principles - particularly its commitment to integrity, people and our community.

The Company’s internal team consists of relevant subject matter experts from the functional areas including legal, accounting, engineering and procurement within its various companies. The Company’s supply chain consortium has been important in implementing the Company’s conflict minerals program. Senior leadership is periodically briefed on the program status and effectiveness.

The Company has established a system to engage relevant first-tier suppliers, who provide materials containing conflict minerals. With the limited number of suppliers, the transparency of the supply chain allows the identification of smelters in the supply chain in most instances. Additionally, the Company’s subsidiary companies which do not use conflict minerals but are involved in metal fabrication monitor their supply chain to ensure no conflict minerals are included in any of the metal products.

The Company has enlisted the assistance of its relevant suppliers to execute its conflict minerals program. The Company has set expectations with regard to its suppliers through its disclosure requirements and made agreements with relevant suppliers to ensure compliance with obtaining the required information necessary to support the Company’s compliance with the Rule. The Company has made efforts to educate and inform its suppliers of the requirements of the Rule in order to help them improve their own performance and assist the Company in complying with the requirements under the Organization for Economic Co-operation and Development guidance.

Reasonable Country of Origin Inquiry

The Company is many steps removed from the mining of conflict minerals. The Company has conducted an analysis of its products and found that, although it does not directly purchase conflict minerals from its suppliers, it does purchase materials that contain conflict minerals, particularly identified as tin. The Company relies on both of its Tier 1 suppliers to provide information on the origin of the conflict minerals contained in components that are necessary to the functionality or production of the Company’s products by utilizing the Conflict-Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template (CMRT), which allows the Company to perform its Reasonable Country of Origin Inquiry (RCOI).

Due Diligence

The Company’s due diligence is designed to conform to the framework in the OECD 2013. The Company’s due diligence process includes requesting both of its suppliers of products containing tin to complete the CMRT survey in order to obtain information about the smelters or refiners in the Company’s supply chain. The Company has determined that these actions represent the most reasonable effort the Company can make to determine the mines or locations of origin of the 3TG minerals in its supply chain.

One supplier did not source conflict minerals from any of the covered countries. The other supplier indicated that the smelters in its supply chain may have feedstock that originates in the Covered Countries and supplied the Company with a list of all the smelters used in the supplier’s supply chain. This supplier represented that all of the smelters on the smelter list are compliant with the relevant CFSI Conflict-Free Smelter Program assessment protocol. The Company used public sources to confirm that the smelters listed are compliant with the relevant CFSI Conflict-Free Smelter Program assessment protocol.

Determination

Based on the information provided by the Company’s suppliers, the Company believes the facilities that have been used to process the tin used in the production of its PVC pipe products include the CFSI compliant smelters listed in Appendix I below. The Company has found no reasonable basis for concluding that these smelters sourced conflict minerals that directly or indirectly finance or benefit armed groups of the conflict region of the Covered Countries.

Steps for Risk Mitigation

The Company plans to undertake the following steps during 2016 to improve its due diligence in order to further mitigate the risk that the material containing conflict minerals necessary to the functionality or production of its products do not benefit armed groups in the Covered Countries:

1.	Strengthen engagement with relevant suppliers to help them understand and satisfy the Company’s requirements related to 3TG minerals under the Rule.
2.	Continue using current processes within the Company’s supply chain organization in working with suppliers to obtain required information.
3.	Formalize a conflict minerals policy.
4.	Review third party programs to further improve the Company’s conflict mineral process in obtaining accurate and complete information.
5.	Require, in standard purchasing agreements, that the Company’s suppliers comply with laws regarding conflict minerals.

APPENDIX I

Mineral	Smelter Name	Country Location of Smelter
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA
Tin	PT Stanindo Inti Perkasa	INDONESIA
Tin	PT DS Jaya Abadi	INDONESIA
Tin	PT Mitra Stania Prima	INDONESIA
Tin	Metallo-Chimique N.V.	BELGIUM
Tin	PT Tinindo Inter Nusa	INDONESIA
Tin	CV United Smelting	INDONESIA
Tin	Minsur	PERU
Tin	PT Eunindo Usaha Mandiri	INDONESIA
Tin	PT Timah (Persero) Tbk Mentok	INDONESIA
Tin	Mineração Taboca S.A.	BRAZIL
Tin	Cooperativa Metalurgica de Rondônia Ltda.	BRAZIL
Tin	PT Timah (Persero) Tbk Kundur	INDONESIA
Tin	Thaisarco	THAILAND